Emilee Siegl

Associate

+1.215.963.5957

emilee.siegl@morganlewis.com

May 22, 2020

FILED AS EDGAR CORRESPONDENCE

Valerie J. Lithotomos, Esq.

Lauren Hamilton, Staff Accountant

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Schroder Series Trust N-14 Filing (File No. 333-237483)

Dear Ms. Lithotomos and Ms. Hamilton:

On behalf of our client, Schroder Series Trust (the “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s registration statement on Form N-14 (the “Registration Statement”), filed on March 30, 2020, with respect to the reorganization of the Schroder Total Return Fixed Income Fund (the “Target Fund”) into the Schroder Core Bond Fund (the “Acquiring Fund”), each a series of the Trust. Below, we have briefly summarized your comments and questions, and provided responses based on information provided by the Trust, Schroder Investment Management North America Inc. (“SIMNA Inc.” or the “Adviser”), and Schroder Investment Management North America Ltd. (“SIMNA Ltd.” or the “Sub-Adviser”). Capitalized terms not defined herein should be given the meaning provided in the Registration Statement.

General Comment

1.	Comment. Any changes to financial numbers in response to comments should be provided to the Staff prior to the final filing of the Registration Statement.

Response. This information was provided to the Staff via email correspondence on May 19, 2020.

Morgan, Lewis & Bockius llp 1701 Market Street Philadelphia, PA 19103-2921 United States	+1.215.963.5000 +1.215.963.5001

Valerie J. Lithotomos, Esq.

Lauren Hamilton, Staff Accountant

May 22, 2020

Comments on the Registration Statement/Prospectus

2.	Comment. Please supplementally explain why the Trust believes that the Reorganization meets the requirements of Rule 17a-8 under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response. The Reorganization satisfies the four conditions of Rule 17a-8 for a reorganization that can be effected without shareholder approval. First, no fundamental policy of the Target Fund is materially different from a policy of the Acquiring Fund. Second, the investment advisory contract, including the fees paid thereunder, between the Target Fund and SIMNA Inc. is not materially different from the investment advisory contract between the Acquiring Fund and SIMNA Inc., and the investment sub-advisory contract, including the fees paid thereunder, between the Target Fund, SIMNA Inc. and SIMNA Ltd. is not materially different from the investment sub-advisory contract between the Acquiring Fund, SIMNA Inc. and SIMNA Ltd. Third, the Trustees of the Acquiring Fund are the same as the Trustees of the Target Fund. Fourth, neither the Acquiring Fund nor the Target Fund has a Rule 12b-1 plan. In addition, the Trust’s Agreement and Declaration of Trust permits the Reorganization to be effected without the approval of the Target Fund’s shareholders. In light of the foregoing, we believe Rule 17a-8 permits the Reorganization to be effected without the approval of the Target Fund’s shareholders.

3.	Comment. Under the “How do the Fund’s expenses compare” section:

a.       Please add the Fund’s “Shareholder Servicing Fee” as a separate line item under the Fund’s “Other Expenses” row.

Response. The requested change has been made.

b.       Under the fees and expenses table, please revise the footnote to specifically state that both Funds have a shareholder service fee.

Response. The requested change has been made.

4.	Comment. With respect to the fees and expenses table, please confirm whether the Adviser is able to recoup previously waived fees and expenses. If so, please add appropriate disclosures.

Response. Per the Adviser’s Fee Waiver and Expense Limitation Agreement, the Adviser is not able to recoup previously waived fees and expenses.

Valerie J. Lithotomos, Esq.

Lauren Hamilton, Staff Accountant

May 22, 2020

5.	Comment. With respect to the examples table, please supplementally confirm that the example numbers reflect the fee waiver only for the contractual period the waiver is in effect.

Response. The Trust confirms that the example numbers reflect the fee waiver only for the contractual period the waiver is in effect.

6.	Comment. Under the following sections: “How do the performance records of the Funds compare;” “Will there be any tax consequences resulting from the Reorganization;” “Who will pay the costs of the Reorganization;” and “Costs of the Reorganization,” please be sure to provide the missing information.

Response. The requested information has been included in the final filing of the Registration Statement.

7.	Comment. Under the “Who will pay the costs of the Reorganization” and “Costs of the Reorganization” sections, please include a statement disclosing that total Reorganization costs paid for by SIMNA Inc. or its affiliates do not include brokerage commissions or taxes that will be incurred due to portfolio alignment.

Response. The requested statement has been included in the final filing of the Registration Statement.

8.	Comment. Under the “Capitalization” section, with respect to the capitalization table:

a.       Please review and revise the “Shares Outstanding” row so that the Pro Forma Combined Shares Outstanding is the sum of the Target Fund, Acquiring Fund, and the pro forma adjustments.

Response. The requested change has been made. The shares outstanding pro forma adjustments was changed from 6,198,090 to 217,138, which corrected the sum of the “Shares Outstanding” row.

b.       Please explain supplementally how the Net Asset Value Per Share was calculated for the Pro Forma Combined Fund.

Response. The Net Asset Value for the Pro Forma Combined Fund was calculated based off of the pro forma assets divided by the pro forma shares. As stated in response to Comment 8(a), the Trust corrected the shares outstanding pro forma adjustments number in this table.

Valerie J. Lithotomos, Esq.

Lauren Hamilton, Staff Accountant

May 22, 2020

Comments on the SAI

9.	Comment. In the lead in paragraph to the Pro Forma Financial Statements, per Regulation S-X, please revise the disclosure to state that a full year of operations is disclosed, and please confirm that the pro forma financials reflect a full year of operations.

Response. The requested changes have been made.

10.	Comment. Please revise the Schedule of Investments to reflect the Target Fund, the Acquiring Fund, and the Pro Forma Combined Fund per the requirements of Regulation S-X.

Response. The requested change has been made.

11.	Comment. In the Schedule of Investments, please identify any securities expected to be sold before or after the closing date of the Reorganization as a result of the alignment of the Target Fund’s portfolio.

Response. The Trust respectfully declines to make the requested change, however, the Trust has added the following language to Note 6 to the Pro Forma Financial Information:

“In light of current market conditions, the portfolio management team of the Funds has not identified the specific securities to be sold in anticipation of the Reorganization. However, the portfolio management team anticipates that the portfolio securities of the Target Fund to be sold in anticipation of the Reorganization will consist mainly of below investment grade fixed income securities and fixed income securities of government and government-related issuers located in emerging countries. The portfolio management team expects that the proceeds from such disposition will be used to invest in high grade, developed market securities that better align with the Acquiring Fund’s investment strategies. Based on the information available as of the date of this Information Statement/Prospectus including information regarding the proposed alignment of the Target Fund’s portfolio holdings with the Acquiring Fund’s investment strategies, the Target Fund is expected to reposition approximately 6.5% of its portfolio, and pay approximately $13,000 ($0.001 per share) in transaction costs, in connection with the Reorganization. The actual transaction costs will vary depending upon market conditions, shareholder activity, the portfolio holdings of the Target Fund and the Acquiring Fund, and the specific securities sold and/or transferred to the Acquiring Fund.“

12.	Comment. To the extent there are any changes in the capitalization table, please carryover those changes to the Pro Forma Financial Statements, where applicable.

Response. The requested changes have been made.

Valerie J. Lithotomos, Esq.

Lauren Hamilton, Staff Accountant

May 22, 2020

13.	Comment. In the capitalization table, the Statement of Assets of Liabilities, and the Schedule of Investments, please reconcile the discrepancy in the pro forma combined fund’s net assets.

Response. The pro forma combined fund’s net assets in the Statement of Assets and Liabilities includes an expense adjustment of $31,027 due to the consolidation of fees. A corresponding column has been added to the Statement of Assets and Liabilities to reflect the adjustments. The pro forma adjustments are not reflected in the Schedule of Investments.

14.	Comment. Under the “Notes to Pro Forma Financial Statements” section:

a.       Please consider disclosing the total cost, as being paid by the Adviser, in connection with the Reorganization, as it may be a related party transaction.

Response. The Trust respectfully declines to make the requested change because the Trust believes that this information is not material, as neither the Target Fund nor the Acquiring Fund will bear these costs.

b.       Please include all relevant information about the Target Fund’s portfolio alignment (e.g., reasons for portfolio alignment; expenses and costs of alignment in U.S. Dollars and basis points; expected percentage of portfolio alignment; estimated gains if any in U.S. Dollars and basis points due to any portfolio alignment). Please also include a statement disclosing that total Reorganization costs paid for by SIMNA Inc. or its affiliates do not include brokerage commissions or taxes that will be incurred due to portfolio alignment.

Response. The requested information has been provided in the final filing of the Registration Statement.

15.	Comment. Currently the financial statements are included in the SAI, please review whether the financial statements should be incorporated into the Prospectus.

Response. The Trust does not believe that Form N-14 requires the financial statements to be included in the Prospectus.

* * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5957.

Valerie J. Lithotomos, Esq.

Lauren Hamilton, Staff Accountant

May 22, 2020

Very truly yours,

/s/ Emilee Siegl
Emilee Siegl